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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

Commission
File Number
33-88608

Legrand
(Translation of registrant's name into English)

82, Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Press Release dated December 11, 2002 announcing the closing of the acquisition of Legrand by the Wendel Consortium.

Press Release dated December 12, 2002 announcing that Fimaf S.A.S. filed a takeover offer for Legrand SA ordinary shares and preferred shares at a price of €136.73 per ordinary share and €114.13 per preferred share.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002	LEGRAND Registrant
	By:	/s/ JEAN-LUC FOURNEAU Name: Jean-Luc Fourneau Title: Company Secretary

PRESS RELEASE

(Wednesday 11 December 2002)

Closing of the acquisition of Legrand by the Wendel Consortium

        The Wendel Consortium, consisting of Wendel Investissement and Kohlberg Kravis Roberts & Co., (KKR) purchased on Tuesday 10 December 2002 from Schneider Electric 98% of the share capital of Legrand for €3.63 billion, corresponding to a value of €3.70 billion for 100% of the share capital.

        On 11 December 2002, the Wendel Consortium filed with the French financial market authorities documentation to launch a takeover offer ("Garantie de cours") for the remaining shares of Legrand held by the public at the same price paid to Schneider, €136.73 per ordinary share and €114.13 per preferred share. Such offer will be followed by a public buy-out offer combined with a squeeze out procedure ("OPRA").

Financing of the Acquisition

        The financing of the acquisition is structured in the following manner:

        The funds provided by the Wendel Consortium amount to €1.76 billion:

  •
  Wendel Investissement and KKR are each investing €658.5 million.

  •
  The various investors participating in the Wendel Consortium are investing €444 million: West LB (€200 million), HSBC Private Equity Ltd. (€115 million), Goldman Sachs Capital Partners (€100 million) and the Verspieren and Decoster families, the founders of Legrand (€29 million).

        A €150 million vendor loan has been provided by Schneider Electric.

        New external debt amounts to €2.432 billion (of which €1.832 billion is in the form of senior bank debt and €600 million is in the form of mezzanine debt).

        The debt financing put in place is without recourse to the members of the Wendel Consortium.

        Wendel Investissement and KKR, shareholders of approximately 75% of the share capital of the company that controls Legrand, each have three seats on the controlling company's board of directors, chaired by Ernest-Antoine Seillière, together with the managers of Legrand (3 seats) and the minority shareholders (2 seats).

* * *

        Any securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Translation for information purposes

Fimaf                                                 [Legrand Logo]

Paris, 12 December 2002

Fimaf S.A.S files a takeover offer for Legrand SA ordinary shares and preferred shares at a price of €136.73 per ordinary share and €114.13 per preferred share.

This takeover offer and the release to the public of the takeover offer prospectus remain subject to the approval of French financial market authorities.

        Following the acquisition on 10 December 2002 from Schneider Electric S.A. ("Schneider") of a majority stake representing 98.04% of the share capital and 98.20% of the voting rights of Legrand S.A. ("Legrand"), Fimaf S.A.S. ("Fimaf") filed on 11 December 2002 with the Conseil des marchés financiers (the "CMF") and the Commission des opérations de bourse (the "COB") a draft of the takeover offer for all remaining outstanding ordinary shares (the "Ordinary Shares") and preferred non-voting shares (the "Preferred Shares") of Legrand, admitted to trading on the Premier Marché of Euronext Paris S.A. and held by the public, at a price of €136.73 per Ordinary Share and €114.13 per Preferred Share.

Acquisition of the majority holding in Legrand held by Schneider

        As a result of the European Commission vetoing the acquisition of Legrand by Schneider, the latter agreed on 26 July 2002 to sell its stake in Legrand to Lumina Parent S.A.R.L. ("Lumina Parent"), or any subsidiary of Lumina Parent to whom Lumina Parent may assign its rights and obligations under the share purchase agreement, for the price of €3,626,971,896.59.

        Upon satisfaction of the conditions precedent contained in the share purchase agreement entered into with Schneider and Schneider's waiver of its right to maintain ownership of Legrand notwithstanding the decision of the Tribunal de Première Instance of the European Community to overturn the veto of the European Commission, Lumina Parent acquired in a private sale, through its subsidiary Fimaf, the Ordinary Shares and Preferred Shares held by Schneider.

        Following the acquisition of this controlling stake, Fimaf directly holds 21,060,724 Ordinary Shares and 6,548,139 Preferred Shares representing 98.04% of the share capital and 98.20% of the voting rights of Legrand.

        The composition of Legrand's board of directors was changed on 10 December 2002 to reflect the new ownership of Legrand. The new composition of the board of directors is now the following: Mr. François Grappotte (Chairman), Miss Fanny Picard, Mr. Oliver Bazil (Vice Chairman and Managing Director), Mr. Gilles Schnepp (Managing Director), Mr. Edward A. Gilhuly, Mr. Reinhard Gorenflos and Mr. Jean-Bernard Lafonta.

Reasons for the transaction and goals of Fimaf

        Fimaf and its controlling shareholders intend to strengthen Legrand's leading position in products and systems for low voltage electrical installations and information networks in buildings.

        Fimaf will thus assist Legrand in its development by pursuing the main strategic goals defined by Legrand's management team, particularly in terms of organic and external growth.

        Fimaf considers it necessary to continue pursuing improvement of Legrand's technology and industrial know-how, its strategy for product innovation, its commercial dynamism with regard to end users such as fitters, and more globally, the expertise that makes Legrand one of the major world players in its industry.

        The investment strategy of Fimaf's controlling shareholders, WENDEL Investissement ("WENDEL Investissement") and the private equity firm Kohlberg Kravis & Roberts & Co. L.P. ("KKR"), consists of assisting and supporting the development of firms with strong growth potential that are managed by first class management teams. This strategy is shared by the minority investors associated with WENDEL Investissement and KKR, notably West LB and the funds managed by HSBC Private Equity and Goldman Sachs Capital Partners, as well as certain members of the Verspieren and Decoster families, the founders of Legrand.

        In the event that after the closing of the takeover offer Fimaf does not hold all of the outstanding Ordinary Shares and Preferred Shares and voting rights of Legrand, Fimaf will file a mandatory squeeze-out offer for the remaining Ordinary Shares and the Preferred Shares held by the public, on the same terms and conditions as the takeover offer.

        Taking into consideration such eventuality, an independent expert, Bryan Garnier & Co., represented by Mr. Bruno Husson, was appointed by the CMF on 23 October 2002, without any opposition from the COB. Pursuant to article 5-7-1 paragraph 3 of the General Regulations of the CMF, the role of the independent expert is to assess the value assigned to the Ordinary Shares and the Preferred Shares by the banks participating in the takeover offer, and to issue a fairness opinion commenting on the fairness of the price of €136.73 per Ordinary Share and €114.13 per Preferred Share, that will be offered to Legrand's shareholders.

Characteristics of the Takeover Offer

        Pursuant to articles 5-4-1 and 5-4-2 of the General Regulations of the CMF, Fimaf is irrevocably bound to offer to purchase from Legrand's shareholders all Ordinary Shares at a uniform price of €136.73 and all Preferred Shares at a uniform price of €114.13.

        The takeover offer is for all remaining outstanding Ordinary Shares and Preferred Shares held by the public, i.e. a maximum of 394,334 Ordinary Shares and 176,390 Preferred Shares of Legrand broken down as follows:

  •
  380,084 Ordinary Shares, representing 1.77% of the Ordinary Shares and corresponding to the number of Ordinary Shares held by the public;

  •
  171,390 Preferred Shares, representing 2.52% of the Preferred Shares, corresponding to the number of Preferred Shares held by the public;

  •
  the 14,250 Ordinary Shares which would be issued upon the exercise of the 14,250 stock-options for Ordinary Shares which are likely to be exercised prior to the closing date of the takeover offer; and

  •
  the 5,000 Preferred Shares which would be issued upon the exercise of the 5,000 stock-options for Preferred Shares which are likely to be exercised prior to the closing date of the takeover offer.

        Moreover, there are 384,188 stock-options for the purchase of Ordinary Shares not exercisable, under the relevant stock-option plans, before December 2004. The takeover offer is not applicable, therefore, to the Ordinary Shares that would be issued upon the exercise of such stock-options. However, it is noted for informational purposes that Schneider agreed at the time of its public exchange offer for the shares of Legrand (COB certification no. 01-0859, dated 19 June 2001) to offer to the holders of stock-options that would not have been exercised under the 1996 to 2000 stock-option plans the right to exchange options at a rate of 3.5 Schneider shares per Ordinary Share and 2 Schneider shares and a cash payment of €55 per Preferred Share.

        No other securities, other than those mentioned above, are outstanding which would give immediate or deferred access to the share capital of Legrand.

        Credit Suisse First Boston and Lehman Brothers are the sponsoring banks for the takeover offer. Credit Suisse First Boston and Lehman Brothers guarantee the content and the irrevocability of the commitments made by Fimaf.

        The offer will remain open for a period of 10 trading days, which will begin in 2002 and could end in 2003 depending on the start date of the takeover offer.

        Legrand's shareholders who wish to tender their Ordinary Shares and their Preferred Shares pursuant to the takeover offer should provide their securities brokers with an irrevocable sale order, at the latest on the last day of the takeover offer, indicating whether they are selling their Ordinary Shares for the uniform price of €136.73 per Ordinary Share and €114.13 per Preferred Share:

  •
  either on the market, in which case the settlement and the delivery will occur as orders are executed, within three trading days after each trade, but the trading charges (i.e. brokers fees, tax on stock exchange transactions and the related VAT) shall be borne by the shareholders; Exane will act as the sole purchaser on behalf of Fimaf in the context of the takeover offer and will bid on Fimaf's behalf for all shares tendered pursuant to the takeover offer;

  •
  or under the semi-centralised offer by Euronext Paris S.A., in which case the settlement and the delivery shall take place after Euronext receives orders from the selling shareholder's broker and Fimaf will be responsible for the seller's tax on stock market transactions and brokers fees up to 0.15%, to which VAT must be added, up to a maximum reimbursement of €200 per transaction. Fimaf will bear the tax on stock market transactions and the brokers fees only for sellers whose shares are registered on their account before the opening of the takeover offer and on the condition that the broker makes such a request for reimbursement to Exane at the latest 3 months after the opening date of the offer period of the takeover offer.

Financing terms

        The acquisition of all outstanding shares and voting rights of Legrand is financed in part by Fimaf's controlling shareholders contributing an amount of approximately €1,765 million. WENDEL Investissement and KKR will each invest €658.5 million, West LB will invest €200 million, the funds managed by HSBC Private Equity €115 million, those managed by Goldman Sachs Capital Partners €100 million, the founding families of the Legrand group €29 million and certain managers of Legrand and executives of WENDEL Investissement €4 million.

        The balance of the financing (including the reimbursement of some of Legrand's existing debt) is in part financed by means of a senior credit facility of €1,832 million, a mezzanine loan of €600 million and a subordinated vendor loan of €150 million. The bank debt is without recourse to the controlling shareholders of Fimaf.

        In addition, Fimaf reserves the right to refinance all or part of this financing, in particular by issuing new debt.

Main steps of assessment of the takeover offer

        The prices offered equal to €136.73 per Ordinary Share and €114.13 per Preferred Share in the takeover offer correspond to a value of €3,699 million for Legrand's equity capital and a discount of 16.5% on the Preferred Shares compared to the Ordinary Shares.

        To summarize, the value of shareholder equity and the Preferred Share discount may be analysed as follows:

  •
  the valuation of Legrand's equity capital falls within the range of values resulting from the different valuation methods used and summarized in the table below:

	Value of equity capital in millions of euro	Value of the Ordinary Share (euro)	Value of the Preferred share (euro)(1)
Sale of Schneider's majority stake	3,699	136.73	114.13
Stock-market comparables	3,323 to 3,791	122.85 to 140.16	102.55 to 116.99
Comparable transactions	3,108 to 4,299	114.88 to 158.91	95.90 to 132.65
Actualisation of future flows	3,501 to 4,712	129.41 to 174.18	108.03 to 145.39

(1)
With a discount of 16.5%

•
the discount of 16.5% on the Preferred Shares compared to the Ordinary Shares chosen for this takeover offer is similar to the one proposed in Schneider's revised public exchange offer for Legrand in June 2001 as well as the one proposed in connection with the acquisition of the majority stake by Fimaf from Schneider on 10 December 2002. This discount is close to the historic average observed on the stock market and the average of comparable transactions. The table below summarizes the result of the analysis:

Method	Observed discount
Revised exchange public offer by Schneider for Legrand of June 2001	16.5%
Stock-market evolution	19.4	%'(1)
Comparable transactions	15.5	%'(2)

(1)
Average that was observed during the last 12 months prior to the takeover offer on 6 December 2002.
(2)
Arithmetic average of retained transactions.

Recommendations of Legrand's board of directors

        The board of directors of Legrand, presided by Mr. François Grappotte, met on 10 December 2002 and reviewed the terms and conditions of Fimaf's takeover offer for the Ordinary Shares and Preferred Shares, comprising the share capital of Legrand, and the report of the independent expert, Bryan Garnier & Co., represented by Mr. Bruno Husson, relating to the fairness of the offer price for each of the two categories of shares.

        "After having reviewed the terms and conditions of the takeover offer for the Ordinary Shares and Preferred Shares, comprising the share capital of Legrand, and the report of the independent expert, Bryan Garnier & Co., represented by Mr. Bruno Husson, relating to the fairness of the price for each of the two categories of shares, and having assessed the offer price for each of the two categories of the shares and the factors involved in assessing the offer price of the takeover offer as described in the attached offering prospectus that was presented to the board of directors, and after having reviewed the report of the independent expert Mr. Bruno Husson, the board of directors, having considered the foregoing satisfactory, unanimously decided that this proposal is in the interests of Legrand and its shareholders and recommends that holders of Ordinary Shares and Preferred Shares tender their shares pursuant to the takeover offer.

        Moreover, Mr. François Grappotte and the members of the board of directors indicated their intention to tender, pursuant to the takeover offer launched by Fimaf, the Legrand shares that they hold."

Description of WENDEL Investissement

        WENDEL Investissement was founded as a result of the merger between CGIP and Marine Wendel which took place on 13 June 2002. Of industrial background, WENDEL Investissement has diversified into investing in the long term both in the production sector and the technology sector. WENDEL has been involved in the development of leading firms such as Crown Cork & Seal, Bureau Veritas, bioMérieux, Wheelabrator-Allevard, Stallergènes, Trader Classified Media, Valeo and Cap Gemini Ernst & Young. WENDEL Investissement is one of the principal French private equity firms. WENDEL Investissement is listed on the Premier Marché of Euronext Paris S.A.

Description of KKR

        KKR is one of the principal international investment funds. Its strategy consists of investing in businesses and working with management over the long term (on average 7 years) and creating value. Founded in 1976, KKR has completed more than 100 transactions in North America and in Europe. Since 1996, KKR has completed nine transactions in the United Kingdom and in continental Europe. Today, its investment portfolio consists of 31 companies based in the United States, Canada, Austria, Germany, and the United Kingdom including: Alliance Imaging, Amphenol, Demag, Rockwood Specialities, Shoppers Drug Mart, Tenovis, Willis Group, Wincor Nixdorf and Zumtobel.

Description of Fimaf S.A.S.

        Fimaf S.A.S. is a société par actions simplifiée governed by French law, a holding company set up for the purposes of the acquisition of Legrand.

        The information contained in this press release includes forward-looking information describing future events and results. All statements based on projections rather than on historical facts involve risks and uncertainties which Fimaf cannot guarantee are accurate. Many factors, including the ability of Fimaf to integrate Legrand's activities and to take advantage of the future benefits resulting from the acquisition, the level of demand for products sold by the group or used in the production process, the cyclical nature of business, including the industry for products and systems of low voltage electric installations and information networks in buildings and more generally, other political, economic, competitive and/or regulatory factors that are likely to affect business activity, may have an impact on these projections as well as the other projections contained in this press release.

Contacts:

Mr. Sébastien Willerval
89, rue Taitbout, 75009 Paris
Tel: 00 44 1.42.85.63.55/30.00

This press release relating to the takeover offer, a draft of which was filed on 11 December 2002 with the CMF, is prepared and released in accordance with the provisions of article 6 of regulation no 2002-04 of the COB and the instructions relating to the latter regulation.

Any securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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Signatures
PRESS RELEASE